

September 29, 2010

Mr. James P. Waters
Chief Financial Officer
The Hillman Companies, Inc.
10590 Hamilton Avenue
Cincinnati, OH 45231

      RE: The Hillman Companies, Inc.
              Item 4.01 Form 8-K filed September 17, 2010
              Item 4.01 Form 8-K/A filed September 24, 2010
              File No. 1-13293

Dear Mr. Waters:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Jeffrey Gordon
                    Staff Accountant